Cono Italiano, Inc.
10 Main Street
Keyport, NJ  07735

Via Edgar Private Correspondence Filing

May 26, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. H. Roger Schwall
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	Cono Italiano, Inc. (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 File No. 333-164324 Filed May 4, 2010

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter dated May 14, 2010 (the “Comment Letter”) addressing Amendment No. 1 to the Company’s Registration Statement on Form S-1.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

General

1.
The Company has taken note of the Commission’s comment and has conformed the Registration Statement.  In particular, the Company has included its financial statements and notes thereto for the quarterly period ended March 31, 2010.  In addition, the Management’s Discussion and Analysis section of the Registration Statement has been revised accordingly.

2.
The Company has taken note of the Commission’s comment and will file an amendment to the Form 8-K filed November 13, 2009 to include the unaudited financial statements of Cono Italiano, Inc.- Delaware as of September 30, 2009 to comply with Rule 8-04 of Regulation S-X.

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 26, 2010

Selling Stockholders, page 11

3.	The Company has taken note of the Commission’s comment and has conformed the Registration Statement.

Financial Statements, page F-1

Note E- Licensing Rights, page F-13

4.
The Company has taken note of the Commission’s comment and has conformed the Registration Statement.  The Company is a development stage enterprise and has included the required “cumulative from inception” columnar information.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Cono Italiano, Inc.
Correspondence: Division of Corporation Finance	May 26, 2010

As requested by the Comment Letter, the undersigned, on behalf of the Company, hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Mitchell Brown
Mitchell Brown
Chief Executive Officer

cc:	Travis L. Gering, Esq. Wuersch & Gering LLP